Mail Stop 4561

April 17, 2008

Mr. Hans E. Vanden Noort
Senior Vice President and Chief Financial Officer
Rayonier Inc.
50 North Laura Street
Jacksonville, FL 32202

> **Re:** **Rayonier Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 1-06780**

Dear Mr. Vanden Noort:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Daniel L. Gordon
Branch Chief